09042776

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32815

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 09/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERNARDI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 W. ADAMS, SUITE 1900
(No. and Street)

CHICAGO	IL	60603-4109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC BEDERMAN 312-726-7324
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PASQUESI SHEPPARD LLC
(Name – *if individual, state last, first, middle name*)

585 BANK LANE	LAKE FOREST	IL	60045
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 23 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **RONALD P. BERNARDI**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BERNARDI SECURITIES, INC.**, as of **SEPTEMBER 30**, 20**09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

OFFICIAL SEAL
ERIC A BEDERMAN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/14/09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNARDI SECURITIES, INC.
AND SUBSIDIARY

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

(FILED PURSUANT TO RULE17a-5(d) UNDER
THE SECURITIES EXCHANGE ACT OF 1934)

TOGETHER WITH AUDITOR'S REPORT

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS OF
BERNARDI SECURITIES, INC.

We have audited the accompanying consolidated Statement of Financial Condition of BERNARDI SECURITIES, INC. AND SUBSIDIARY as of September 30, 2009 that you are filing pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplementary Schedule I – Computation of the Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

October 30, 2009

585 BANK LANE • LAKE FOREST, ILLINOIS 60045 • 847-234-5000 • FAX: 847-234-1110 • www.ps-cpa.com

BERNARDI SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2009

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents		$ 189,790
Interest receivable		136,371
Securities held for sale		14,941,349
Clearing fund deposit		100,000
Prepaid assets		29,200
Other current assets		108,224
Total current assets		$ 15,504,934
PROPERTY AND EQUIPMENT:		
Office equipment	$ 302,727	
Furniture and fixtures	102,763	
	$ 405,490	
Less — Accumulated depreciation	(398,034)	7,456
Total assets		$ 15,512,390

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:		
Due to clearing organization		$ 10,315,912
Income taxes payable		49,935
Accrued compensation		1,810,883
Other accrued liabilities		137,124
Total current liabilities		$ 12,313,854
SHAREHOLDERS' EQUITY:		
Common stock, no par value; 2,000 shares authorized, 1,119 shares issued and outstanding	$ 239,256	
Paid in capital	145,206	
Retained earnings	2,814,074	3,198,536
Total liabilities and shareholders' equity		$ 15,512,390

The accompanying notes are an integral part of this financial statement.

(1) DESCRIPTION OF THE COMPANY:

Bernardi Securities, Inc. (the Company) is an Illinois corporation that is a registered securities broker-dealer, offering primarily state and municipal securities.

(2) ACCOUNTING POLICIES AND PRACTICES:

The following is a summary of the major accounting policies and practices of the Company which affect significant elements of the accompanying financial statement:

New Accounting Pronouncement –

Effective October 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157). This Statement established a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements.

In February 2008, the Financial Accounting Standards Board (FASB) issued Staff Position (FSP) FAS-157-2, "Effective Date of FASB Statement No. 157," which delays by one year, the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay pertains to items including, but not limited to, non-financial assets and non-financial liabilities initially measured at fair value in a business combination, non-financial assets, and long-lived assets measured at fair value for impairment assessment under SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

The Company has adopted the portion of SFAS No. 157 that has not been delayed by FSP FAS-157-2 as of the beginning of its 2009 fiscal year, and plans to adopt the balance of its provisions as of the beginning of its 2010 fiscal year. The Company currently doesn't have any items carried at fair value on a non-recurring basis. The Company also uses fair value concepts to test various long-lived assets for impairment. The Company is continuing to evaluate the impact the standard will have on the determination of fair value related to non-financial assets and non-financial liabilities.

Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* (FSP 157-3). This Position clarifies the application of SFAS No. 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued.

In April 2009, the FASB issued FASB Staff Position 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly decreased and Identifying Transactions That Are Not Orderly* (FSP 157-4). This Position supersedes FSP 157-3.

Consolidation Policy –

The accompanying consolidated Statement of Financial Condition includes the accounts of the Company and its wholly owned subsidiary, Bernardi Asset Management, LLC. Inter-company transactions and balances have been eliminated in the consolidation.

Cash and Cash Equivalents –

The Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Fair Value Measurements –

SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of the assets or liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Income Taxes –

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), was effective as of January 1, 2007. The Company has elected to defer adoption if FIN 48, in accordance with the provisions of FASB Staff Position No. FIN 48-3, which permits certain nonpublic entities to delay adoption until fiscal years beginning after December 15, 2008. Currently, the Company accounts for contingencies associated with uncertain tax positions in accordance with SFAS No. 5, Accounting for Contingencies, which provides the recording is a contingency based on the probability of certain events to transpire that range from probable to remote as opposed to applying a more likely than not recognition threshold.

Income Recognition –

Securities transactions and the related revenue and expense are recorded on the settlement date.

Property and Equipment –

Property and equipment are stated at cost. Depreciation is calculated over the estimated useful lives of the assets using straight-line and accelerated methods. The estimated useful lives used are as follows:

Asset Description	Asset Life
Office equipment	5 – 7 years
Furniture and fixtures	7 years

Use of Estimates in Preparation of the Financial Statement –

The preparation of the financial statement, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(3) FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following are the major categories of investments measured at fair value on a recurring basis during the year ended September 30, 2009, using unadjusted quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):

	Fair Value	Level 1	Level 2	Level 3
Municipal Bonds	14,672,496	-	14,672,496	-
U.S. Government Bonds	149,151	-	149,151	-
Corporate Bonds	107,072	-	107,072	-
Equities	12,630	12,630	-	-
Total	14,941,349	12,630	14,928,719	-

(4) SECURITIES HELD FOR SALE:

The Company offers state, municipal, U.S. Government, and corporate securities. At September 30, 2009, these securities were classified as "trading" and reported at fair value. At September 30, 2009 these securities had a fair value of $14,941,349, with a cost of $14,738,338.

(5) LEASE COMMITMENTS:

The Company leases office and storage facilities for its corporate offices under an operating lease. The lease expires in July 2011 and it has an option for an additional five years. In addition to base rent, the Company is required to make monthly installments for their proportionate share of operating expenses and real estate taxes.

The Company also leases a facility in Fairview Heights, Illinois, from a related party under an operating lease, expiring on January 1 of each year. The lease will automatically renew for one year upon the expiration date unless the Company provides a written termination notice to the lessor. The lease also has a provision for a yearly escalation of three percent each February.

The future minimum rental commitments as of September 30, 2009 including estimated operating expenses and real estate taxes are as follows:

Year Ending September 30	Amount
2010	$ 179,967
2011	148,750
	$ 328,717

(6) RETIREMENT PLAN:

The Company maintains a defined contribution profit sharing plan with a 401(k) feature which permits pre-tax employee contributions. The plan covers all full-time employees who have met the minimum hours and service as required by the plan. Employer contributions to the plan are at the discretion of the Board of Directors. However, this discretion is subject to a minimum funding requirement of three percent of eligible participants' wages.

(7) FINANCING ARRANGEMENT WITH LESSOR:

The Company has a $19,500 letter of credit that is used as a security deposit and allows the Company's lessor to take draws in connection with obligations under the office lease. The letter of credit is for one year and expires July 2010.

(8) FINANCING AGREEMENT WITH CLEARING ORGANIZATION:

Among other items contained in the clearing agreement between the Company and Pershing LLC (Pershing), the Company has a financing agreement whereby Pershing will provide financing to the Company in order to purchase securities. The interest rate charged on this financing is the Pershing cost of funds rate plus 100 basis points. Pershing uses the inventory as collateral for the financing with the amount financed limited by the inventory and the Company's net capital requirements. Based upon the Company's inventory of securities and its net capital, the maximum amount available, for purchasing securities from Pershing would be approximately $29,000,000 as of September 30, 2009.

(9) NET CAPITAL REQUIREMENTS:

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent to $250,000 or six and two-thirds percent of aggregate indebtedness, whichever is greater, as these terms are defined. The net capital rule may effectively restrict the payment of cash dividends.

Net capital changes from day to day, but as of September 30, 2009, the Company had net capital and net capital requirements of approximately $2,220,000 and $250,000, respectively, leaving excess net capital of $1,970,000. The percentage of aggregate indebtedness to net capital as of September 30, 2009 was 90 percent. These amounts are not materially different from the unaudited amounts submitted in the Focus Report for the period ended September 30, 2009 other than the excess net capital at 1000%. At year end, FINRA implemented a new FOCUS reporting platform. Embedded in the new platform are calculation inconsistencies. Based on the Company's calculation, they believe the actual excess net capital at 1000% is $2,019,015 while the eFOCUS report shows $1,918,810.

The Securities and Exchange Commission Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 1,500 percent. Under this rule, the Company could borrow up to $33,000,000 as of September 30, 2009.

(10) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. An estimate of the possible loss cannot be made based upon the quantity and size of all transactions.

(11) SUBSEQUENT EVENTS:

The Company's management has performed an analysis of the activities and transactions subsequent to September 30, 2009 to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year then ended. Management has performed their analysis through November 4, 2009.

COMPUTATION OF THE NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2009

NET CAPITAL:		
Total shareholders' equity from Statement of Financial Condition	$	3,198,536
Deduct shareholders' equity not allowable for Net Capital		-
Total shareholders' equity qualified for Net Capital	$	3,198,536
Deductions and/or charges:		
Nonallowable assets from Statement of Financial Condition		
Securities not readily marketable	$	24,668
Property, furniture, equipment, leasehold improvements, and rights under lease agreements, at cost-net of accumulated depreciation and amortization		7,456
Syndication receivable over 60 days outstanding		1,067
Other receivables		2,326
Prepaid assets and other assets		29,350
Total nonallowable assets	$	64,867
Net capital before haircuts on securities positions	$	3,133,669
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))		
Trading and investment securities:		
1. Exempted securities	$	899,843
2. Debt securities		13,121
3. Other securities		1,895
Total haircuts	$	914,859
Net Capital	$	2,218,810
AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness liabilities from Statement of Financial Condition	$	1,997,942
Percentage of aggregate indebtedness to net capital		90%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)		133,196
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries.		250,000
Net capital requirement (greater of minimum net capital or minimum dollar net capital)		250,000
Excess net capital (net capital less required net capital)	$	1,968,810
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	2,019,015

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17 A-5 as of September 30, 2009 other than the excess net capital at 1000%.

The accompanying notes are an integral part of this schedule.

BERNARDI SECURITIES, INC. AND SUBSIDIARY

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

(FILED PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

TOGETHER WITH AUDITOR'S REPORT